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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9
                                (Amendment No. 1)

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                 McM Corporation
                            (Name of Subject Company)

                                 McM Corporation
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                      (Name of Person(s) Filing Statement)

                          Common Stock, $1.00 Par Value
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                         (Title of Class of Securities)

                                    552674103
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                      (CUSIP Number of Class of Securities)

                                 George E. King
                      Chairman and Chief Executive Officer
                                 McM Corporation
                           702 Oberlin Road, Suite 300
                          Raleigh, North Carolina 27605
                                 (919) 831-8172
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           (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)


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           This Amendment No. 1 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9, dated July 23, 1998, (the "Schedule 14D-9") of McM Corporation, a North Carolina corporation (alternatively, "McM" or the "Company"), filed in connection with the IAT offer as set forth in the
Schedule 14D-9. Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9 unless otherwise provided herein.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

           The Company's response to Item 4 (b) Background; Reasons for the Company Board's Recommendation is hereby amended and supplemented as follows:

           Throughout the period of its engagement with the Company, PaineWebber contacted parties it believed might have a strategic interest in acquiring the Company. These parties were primarily insurance related entities, with most of them having a focus on specialty property & casualty insurance lines. Approximately fifteen of these parties conducted varying levels of due diligence of the Company. Several of these parties, including IAT, submitted inquiries, expressions of interest or proposals regarding the acquisition of all or a portion of the stock of the Company. Certain of these communications did not rise to the level of a formal proposal, but were, in the board's view, attempts to acquire the Company for minimal consideration. Others of these communications were more formalized but were not, in the board's view, adequate consideration or otherwise credible offers because of the many contingencies contained in the "offer." Items such as post closing purchase price adjustments, consideration other than cash, escrows and/or holdbacks made these expressions of interest unappealing to the board because of the inherent uncertainty of exactly what value would actually be received by the shareholders of the Company. If there were negative or mediocre development of the many conditions contained in the offers, the shareholders would then receive a price per share well below what the board believed represented the true value of the Company. With all except one proposal, even positive development of the multiple conditions would not, in the board's view, yield an appropriate value for shareholders. This one proposal was laden with conditions that yielded a range of possible purchase prices depending on the results of operations of the Company and other factors, some being outside the Company's control. If every aspect of these many contingencies developed in favor of the Company and against the interests of the offeror, this particular offer conceivably could have produced a higher price per share than IAT's offer, although the likelihood of such incredibly positive development was, in the board's opinion, minute. In light of the proven credibility and reliability of IAT and its controlling shareholder, IAT's proposed payment of $3.65 per share in cash to shareholders at closing, the absence of unreasonably restrictive conditions in IAT's offer and the unreliability, inadequacy and uncertainty of all other expressions of interest made to the Company, the board, after thorough examination and consultation with PaineWebber and its other advisors, concluded that these proposals were inferior to IAT's proposal and that IAT's proposal provided the best value to the shareholders of the Company.

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           IAT was provided access to detailed information about the Company and conducted a series of due diligence meetings and business reviews. Upon completion of those reviews, IAT entered into a series of negotiations with PaineWebber and the Company. The Offer price of $3.65 per share was agreed upon after a series of negotiations between IAT, PaineWebber and the Company wherein PaineWebber and the Company persuaded IAT to increase its offer price to more accurately reflect the value of the Company and to maximize shareholder value to the extent possible without jeopardizing the success of the proposed IAT transaction.


ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

           The Company's response to Item 5 is hereby amended and supplemented as follows:

           PaineWebber has consented to the use of its fairness opinion in the Company's 14D-9.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  McM Corporation, a North Carolina corporation


         8/20/98                  By: /s/ George E. King
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           Date                       George E. King, Chairman/CEO


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